UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Golden Heaven Group Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3959D109

(CUSIP Number)

Cuizhang Gong

2508, Building 2, Zone B, Fuli Center

No.67 Shangpu Road, Ninghua Street

Fuzhou City, Fujian Province, China 350002

+86 19559918145

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3959D109

1	Name of reporting persons Cuizhang Gong
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,000,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,000,000*

11	Aggregate amount beneficially owned by each reporting person 130,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 71.6%**
14	Type of reporting person HC

*	Represents 10,000,000 Class A ordinary shares issuable upon the conversion of 10,000,000 Class B ordinary shares, that are indirectly held as of the date hereof by Cuizhang Gong through YITONG ASIA INVESTMENT PTE. LTD. (sometimes hereinafter “YITONG”), of which Cuizhang Gong is the sole shareholder, and director. Accordingly, shares owned of record by YITONG are also being reported as beneficially owned by Cuizhang Gong. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. In addition, seven investors have entrusted YITONG with the voting power associated with an aggregate of 120,000,000 Class A ordinary shares for an indefinite term and retain the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Percentage of class is calculated based on 171,550,000 Class A ordinary shares outstanding as of the date hereof. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to YITONG upon the conversion of the Class B ordinary shares described above.

CUSIP No. G3959D109

1	Name of reporting persons YITONG ASIA INVESTMENT PTE. LTD.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,000,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,000,000*

11	Aggregate amount beneficially owned by each reporting person 130,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 71.6%**
14	Type of reporting person CO

*	Represents 10,000,000 Class A ordinary shares issuable to YITONG upon the conversion of 10,000,000 Class B ordinary shares, that are held by YITONG as of the date hereof. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. In addition, seven investors have entrusted YITONG with the voting power associated with an aggregate of 120,000,000 Class A ordinary shares for an indefinite term and retain the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Percentage of class is calculated based on 171,550,000 Class A ordinary shares outstanding as of the date hereof. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to YITONG upon the conversion of the Class B ordinary shares described above.

CUSIP No. G3959D109

1	Name of reporting persons Jinqiu Investment Holding Co. Ltd
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,000,000*
	9	Sole dispositive power 3,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 3,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 1.7%**
14	Type of reporting person CO

*	Represents (i) 1,000,000 Class A ordinary shares held by Jinqiu Investment Holding Co. Ltd as of the date hereof, and (ii) 2,000,000 Class A ordinary shares underlying the warrant granted to Jinqiu Investment Holding Co. Ltd exercisable for five (5) years from the date of issuance on July 26, 2024. In addition, Jinqiu Investment Holding Co. Ltd entrusted YITONG with the voting power associated with the 1,000,000 Class A ordinary shares held by Jinqiu Investment Holding Co. Ltd for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 2,000,000 Class A ordinary shares issuable to Jinqiu Investment Holding Co. Ltd upon the exercise of the warrant granted to Jinqiu Investment Holding Co. Ltd described above.

CUSIP No. G3959D109

1	Name of reporting persons Hengrui Investment Holding Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 25,500,000*
	9	Sole dispositive power 76,500,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 76,500,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 34.4%**
14	Type of reporting person CO

*	Represents (i) 25,500,000 Class A ordinary shares held by Hengrui Investment Holding Ltd. as of the date hereof, and (ii) 51,000,000 Class A ordinary shares underlying the warrant granted to Hengrui Investment Holding Ltd. exercisable for five (5) years from the date of issuance on July 26, 2024. In addition, Hengrui Investment Holding Ltd. entrusted YITONG with the voting power associated with the 25,500,000 Class A ordinary shares held by Hengrui Investment Holding Ltd. for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 51,000,000 Class A ordinary shares issuable to Hengrui Investment Holding Ltd. upon the exercise of the warrant granted to Hengrui Investment Holding Ltd. described above.

CUSIP No. G3959D109

1	Name of reporting persons HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,000,000*
	9	Sole dispositive power 72,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 72,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 32.8%**
14	Type of reporting person CO

*	Represents (i) 24,000,000 Class A ordinary shares held by HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. as of the date hereof, and (ii) 48,000,000 Class A ordinary shares underlying the warrant granted to HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. exercisable for five (5) years from the date of issuance on July 26, 2024. In addition, HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. entrusted YITONG with the voting power associated with the 24,000,000 Class A ordinary shares held by HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 48,000,000 Class A ordinary shares issuable to HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. upon the exercise of the warrant granted to HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. described above.

CUSIP No. G3959D109

1	Name of reporting persons HENG YU CAPITAL INVESTMENT PTE. LTD.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 26,000,000*
	9	Sole dispositive power 78,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 78,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 34.9%**
14	Type of reporting person CO

*	Represents (i) 26,000,000 Class A ordinary shares held by HENG YU CAPITAL INVESTMENT PTE. LTD. as of the date hereof, and (ii) 52,000,000 Class A ordinary shares underlying the warrant granted to HENG YU CAPITAL INVESTMENT PTE. LTD. exercisable for five (5) years from the date of issuance on July 26, 2024. HENG YU CAPITAL INVESTMENT PTE. LTD. entrusted YITONG with the voting power associated with the 26,000,000 Class A ordinary shares held by HENG YU CAPITAL INVESTMENT PTE. LTD. for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 52,000,000 Class A ordinary shares issuable to HENG YU CAPITAL INVESTMENT PTE. LTD. upon the exercise of the warrant granted to HENG YU CAPITAL INVESTMENT PTE. LTD. described above.

CUSIP No. G3959D109

1	Name of reporting persons JOYGRACE INVESTMENT PTE. LTD.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 25,000,000*
	9	Sole dispositive power 75,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 75,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 33.9%**
14	Type of reporting person CO

*	Represents (i) 25,000,000 Class A ordinary shares held by JOYGRACE INVESTMENT PTE. LTD. as of the date hereof, and (ii) 50,000,000 Class A ordinary shares underlying the warrant granted to JOYGRACE INVESTMENT PTE. LTD. exercisable for five (5) years from the date of issuance on July 26, 2024. In addition, JOYGRACE INVESTMENT PTE. LTD. entrusted YITONG with the voting power associated with the 25,000,000 Class A ordinary shares held by JOYGRACE INVESTMENT PTE. LTD. for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 50,000,000 Class A ordinary shares issuable to JOYGRACE INVESTMENT PTE. LTD. upon the exercise of the warrant granted to JOYGRACE INVESTMENT PTE. LTD. described above.

CUSIP No. G3959D109

1	Name of reporting persons Rongcheng Investment Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,500,000*
	9	Sole dispositive power 10,500,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 10,500,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.9%**
14	Type of reporting person CO

*	Represents (i) 3,500,000 Class A ordinary shares held by Rongcheng Investment Holdings Limited as of the date hereof, and (ii) 7,000,000 Class A ordinary shares underlying the warrant granted to Rongcheng Investment Holdings Limited exercisable for five (5) years from the date of issuance on July 26, 2024. Rongcheng Investment Holdings Limited entrusted YITONG with the voting power associated with the 3,500,000 Class A ordinary shares held by Rongcheng Investment Holdings Limited for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 7,000,000 Class A ordinary shares issuable to Rongcheng Investment Holdings Limited upon the exercise of the warrant granted to Rongcheng Investment Holdings Limited described above.

CUSIP No. G3959D109

1	Name of reporting persons Tianhui Investment Holdings Co., Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,000,000*
	9	Sole dispositive power 45,000,000*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 45,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 22.3%**
14	Type of reporting person CO

*	Represents (i) 15,000,000 Class A ordinary shares held by Tianhui Investment Holdings Co., Limited as of the date hereof, and (ii) 30,000,000 Class A ordinary shares underlying the warrant granted to Tianhui Investment Holdings Co., Limited exercisable for five (5) years from the date of issuance on July 26, 2024. In addition, Tianhui Investment Holdings Co., Limited entrusted YITONG with the voting power associated with the 15,000,000 Class A ordinary shares held by Tianhui Investment Holdings Co., Limited for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice.
**	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 171,550,000 outstanding Class A ordinary shares plus the 30,000,000 Class A ordinary shares issuable to Tianhui Investment Holdings Co., Limited upon the exercise of the warrant granted to Tianhui Investment Holdings Co., Limited described above.

This Amendment (the “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 19, 2024 (the “Schedule 13D”). Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

(a)	This Amendment is being jointly filed by (i) YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore, (ii) Cuizhang Gong, an individual with a citizenship of China, (iii) Jinqiu Investment Holding Co. Ltd, an exempted company incorporated in the Cayman Islands with limited liability, (iv) Hengrui Investment Holding Ltd., an exempted company incorporated in the Cayman Islands with limited liability, (v) HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., an exempt private company limited by shares incorporated in Singapore, (vi) HENG YU CAPITAL INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore, (vii) JOYGRACE INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore, (viii) Rongcheng Investment Holdings Limited, a limited company incorporated in Hong Kong, and (ix) Tianhui Investment Holdings Co., Limited, a limited company incorporated in Hong Kong (together, the “Reporting Persons”), pursuant to a joint filing agreement, dated August 2, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 99.1 to this Amendment and is incorporated by reference herein.

(b)

The principal business address of YITONG ASIA INVESTMENT PTE. LTD. is 413 YISHUN RING ROAD #03-1889, SINGAPORE (760413).

The principal address of Cuizhang Gong is 2508, Building 2, Zone B, Fuli Center, No.67 Shangpu Road, Ninghua Street, Fuzhou City, Fujian Province, China 350002.

The principal business address of Jinqiu Investment Holding Co. Ltd is Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104.

The principal business address of Hengrui Investment Holding Ltd. is Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104.

The principal business address of HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. is 2 Venture Drive, #14-01, Vision Exchange, Singapore.

The principal business address of HENG YU CAPITAL INVESTMENT PTE. LTD. is 2 Venture Drive, #14-02, Vision Exchange, Singapore.

The principal business address of JOYGRACE INVESTMENT PTE. LTD. is APT BLK 525 WOODLANDS DRIVE 14, #07-433, FRAGRANT WOODS, Singapore.

The principal business address of Rongcheng Investment Holdings Limited is Unit 1, 9/F, Wo Hing Commercial Building, No. 11 Wing Wo Street, Central, Hong Kong.

The principal business address of Tianhui Investment Holdings Co., Limited is Unit 1, 9/F, Wo Hing Commercial Building, No. 11 Wing Wo Street, Central, Hong Kong.

(c)

YITONG ASIA INVESTMENT PTE. LTD.’s principal business is an investment holding company.

Cuizhang Gong’s principal occupation or employment is director at YITONG ASIA INVESTMENT PTE. LTD., which is principally engaged in the stock investment business and is located at 413 YISHUN RING ROAD #03-1889, SINGAPORE (760413).

Jinqiu Investment Holding Co. Ltd’s principal business is an investment holding company.

Hengrui Investment Holding Ltd.’s principal business is an investment holding company.

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.’s principal business is an investment holding company.

HENG YU CAPITAL INVESTMENT PTE. LTD.’s principal business is an investment holding company.

JOYGRACE INVESTMENT PTE. LTD.’s principal business is an investment holding company.

Rongcheng Investment Holdings Limited’s principal business is an investment holding company.

Tianhui Investment Holdings Co., Limited’s principal business is an investment holding company.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)	Cuizhang Gong is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2024, YITONG ASIA INVESTMENT PTE. LTD., which is 100% owned by Cuizhang Gong, entered into a share purchase agreement with Golden Heaven Group Holding Ltd. (the “Issuer”), pursuant to which YITONG ASIA INVESTMENT PTE. LTD. purchased 10,000,000 Class B ordinary shares of the Issuer from JINZHENG INVESTMENT CO PTE. LTD., a Singapore company which is 100% owned by Qiong Jin, in a private transaction, at a purchase price of $0.30 per share. The price for the shares is to be paid in at least two payments, with the first payment of $300,000 due on April 19, 2024, and the remaining payment of $2,700,000 due within one hundred and eighty (180) days of the date of the share purchase agreement. The 10,000,000 Class B ordinary shares were transferred to YITONG ASIA INVESTMENT PTE. LTD. on April 17, 2024. The source of funding for the purchase of the shares is the personal funds of Cuizhang Gong. The foregoing description of the share purchase agreement by and between the Issuer and YITONG ASIA INVESTMENT PTE. LTD. does not purport to be complete and is qualified in its entirety by reference to the full text of the share purchase agreement attached hereto as Exhibit 99.2.

On July 1, 2024, the Issuer entered into certain securities purchase agreements with seven investors, including Jinqiu Investment Holding Co. Ltd, Hengrui Investment Holding Ltd., HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., HENG YU CAPITAL INVESTMENT PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., Rongcheng Investment Holdings Limited, and Tianhui Investment Holdings Co., Limited, for a private placement offering. Pursuant to such securities purchase agreements, the Issuer offered to sell an aggregate of 120,000,000 Class A ordinary shares and warrants to purchase up to 240,000,000 Class A ordinary shares. In connection with such securities purchase agreements, (i) Jinqiu Investment Holding Co. Ltd purchased 1,000,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 2,000,000 Class A ordinary shares of the Issuer, with the funds of $150,000 from working capital, (ii) Hengrui Investment Holding Ltd. purchased 25,500,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 51,000,000 Class A ordinary shares of the Issuer, with the funds of $3,825,000 from working capital, (iii) HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. purchased 24,000,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 48,000,000 Class A ordinary shares of the Issuer, with the funds of $3,600,000 from working capital, (iv) HENG YU CAPITAL INVESTMENT PTE. LTD. purchased 26,000,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 52,000,000 Class A ordinary shares of the Issuer, with the funds of $3,900,000 from working capital, (v) JOYGRACE INVESTMENT PTE. LTD. purchased 25,000,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 50,000,000 Class A ordinary shares of the Issuer, with the funds of $3,750,000 from working capital, (vi) Rongcheng Investment Holdings Limited purchased 3,500,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 7,000,000 Class A ordinary shares of the Issuer, with the funds of $525,000 from working capital, and (vii) Tianhui Investment Holdings Co., Limited purchased 15,000,000 Class A ordinary shares of the Issuer and was granted a warrant to purchase up to 30,000,000 Class A ordinary shares of the Issuer, with the funds of $2,250,000 from working capital. All the warrants have an exercise price of $0.20 per share (subject to adjustment as set forth in the warrants), are exercisable on or after July 26, 2024 and will expire five (5) years after July 26, 2024. The warrants contain standard adjustments to the exercise price, including for stock splits, stock dividends and reclassifications. The private placement was closed on July 26, 2024 and an aggregate of 120,000,000 Class A ordinary shares of the Issuer were issued to the investors pro rata on July 26, 2024.

In addition, each of Jinqiu Investment Holding Co. Ltd, Hengrui Investment Holding Ltd., HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., HENG YU CAPITAL INVESTMENT PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., Rongcheng Investment Holdings Limited, and Tianhui Investment Holdings Co., Limited entered into voting power entrustment agreements with YITONG ASIA INVESTMENT PTE. LTD. Pursuant to such agreements, each investor entrusted YITONG ASIA INVESTMENT PTE. LTD. with the voting power associated with the Class A ordinary shares offered to each respective investor in the private placement for an indefinite term and retains the right to terminate the voting power entrustment with ten (10) days’ prior written notice. Due to the voting power entrustment, each of Jinqiu Investment Holding Co. Ltd, Hengrui Investment Holding Ltd., HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., HENG YU CAPITAL INVESTMENT PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., Rongcheng Investment Holdings Limited, Tianhui Investment Holdings Co., Limited, YITONG ASIA INVESTMENT PTE. LTD. and its sole shareholder and director Cuizhang Gong may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

The foregoing description of the securities purchase agreements, warrants and voting power entrustment agreements by and between the Issuer and the seven investors does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the securities purchase agreements, warrants and voting power entrustment agreements attached hereto as Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5, respectively.

Item 4. Purpose of Transaction.

The purpose of the aforementioned acquisitions is for investment. The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy with regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s Class A ordinary shares or Class B ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	To the best knowledge of the Reporting Persons, except as disclosed in this Amendment, none of the Reporting Persons has effected any transactions relating to the Class A ordinary shares or Class B ordinary shares of the Issuer during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of the Class B ordinary shares held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. G3959D109

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated August 2, 2024
99.2	Share Purchase Agreement dated April 12, 2024 between JINZHENG INVESTMENT CO PTE. LTD. and YITONG ASIA INVESTMENT PTE. LTD.
99.3	Form of Share Purchase Agreement dated July 1, 2024 between Golden Heaven Group Holdings Ltd. and certain investors
99.4	Form of Warrants for the Purchase of Shares dated July 26, 2024
99.5	Form of Voting Power Entrustment Agreement between YITONG ASIA INVESTMENT PTE. LTD. and certain investors

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2024

By:	/s/ Cuizhang Gong
Name:	Cuizhang Gong

YITONG ASIA INVESTMENT PTE. LTD.

By:	/s/ Cuizhang Gong
Name:	Cuizhang Gong, DIRECTOR and SOLE SHAREHOLDER
Jinqiu Investment Holding Co. Ltd

By:	/s/ Wanqi Zhang
Name:	Wanqi Zhang, DIRECTOR

Hengrui Investment Holding Ltd.

By:	/s/ Zhongheng Lin
Name:	Zhongheng Lin, DIRECTOR
HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.

By:	/s/ Ziyan Yang
Name:	Ziyan Yang, DIRECTOR
HENG YU CAPITAL INVESTMENT PTE. LTD.

By:	/s/ Chengzhi Ying
Name:	Chengzhi Ying, DIRECTOR
JOYGRACE INVESTMENT PTE. LTD.

By:	/s/ Liyu Chen
Name:	Liyu Chen, DIRECTOR
Rongcheng Investment Holdings Limited

By:	/s/ Jian Tang
Name:	Jian Tang, DIRECTOR
Tianhui Investment Holdings Co., Limited

By:	/s/ Yuxiang Chen
Name:	Yuxiang Chen, DIRECTOR